August 11, 2023
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Agora, Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-39340
Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Kyle Wiley and Christopher Dunham:

This letter sets forth the responses of Agora, Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 28, 2023. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its responses to the Comments from the Staff regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Annual Report”).

All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 134

1.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under Paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.3 to the 2022 Annual Report (“Exhibit 15.3”).

As disclosed in the Company’s submission in Exhibit 15.3, the Company relied on an examination of its register of members and beneficial ownership schedules on Schedule 13G and amendments thereto filed by its shareholders (the “Public Filings”). The Company believes such reliance on the Public Filings is reasonable and sufficient, because major shareholders are legally obligated to file beneficial ownership schedules with the Commission.

As provided in Exhibit 15.3, as of March 31, 2023, each of Susquehanna Securities, LLC, 5Y Capital (together with its affiliates) and Zhao Bin (together with his affiliates) owned approximately 6.7%, 11.7% and 22.0% of the Company’s total issued and outstanding shares, respectively. Based on an examination of the Company’s register of members and the Public Filings, no other shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023.

Additionally, based on publicly available information and the Company’s inquiry to certain shareholders:

(i)
5Y Capital (together with its affiliates) includes entities ultimately controlled by (i) TMT General Partner Ltd., a limited company incorporated in Cayman Islands controlled by its board consisting of Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma; and (ii) 5Y Capital GP Limited, a limited company incorporated in Cayman Islands controlled by its board consisting of Qin Liu, Wai Shan Wong and Riyaz Hussain Nooruddin. None of the foregoing persons is controlled by or under common control with any foreign governmental entities;
(ii)
Susquehanna Securities, LLC is a company with limited liability incorporated in Delaware and is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, according to the Schedule 13G filed by it on February 14, 2023; and
(iii)
Zhao Bin, the Company’s chief executive officer and chairman of the board, is not affiliated with any foreign governmental entities.

Since each of the Company’s consolidated subsidiaries is owned, directly or indirectly, by the Company, the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities.

Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provide disclosures for itself and its consolidated foreign operating entities, including the variable interest entities (the “VIEs”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, pursuant to certain contractual arrangements with the VIE, the Company is considered the primary beneficiary of the VIE under U.S. GAAP and therefore consolidates its operating results. The shareholders of the VIE are Zhao Bin, the Company’s chief executive officer and chairman of the board, and Yan Chen, an employee of the Company, none of whom is affiliated with any foreign governmental entities. Therefore, the Company does not consider the VIE to be owned by any foreign governmental entity, or that any foreign governmental entity has a controlling financial interest in such VIE.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, other publicly available information and inquiry with certain shareholders to form the basis for the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.3.

Required Disclosures under Paragraph (b) of Item 16I

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including its register of members, the Public Filings and inquiry with certain shareholders to form the basis for the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it had reviewed publicly available information and its internal records and conducted inquiries to the members of the board of directors of the Company and its consolidated foreign operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. Based on information provided by the applicable individuals, members of the Company’s board of directors did not have current or prior memberships on, or affiliations with, committees of the Chinese Communist Party. The Company did not rely upon third-party certifications as the basis for disclosure and does not believe such third-party certifications are appropriate or necessary to its determination.

After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such individual being considered an official of the Chinese Communist Party.

3.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of the Company and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter.

Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s Comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,
Agora, Inc.
By:	/s/ Bin Zhao
Name: Bin Zhao
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP